SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                             -----------------------
                                AMENDMENT NO. 4
                                       TO
                                 SCHEDULE 14D-1
               Tender Offer Statement Pursuant to Section 14(d)(1)
                     of the Securities Exchange Act of 1934
                             -----------------------

                MEDICAL INCOME PROPERTIES 2A LIMITED PARTNERSHIP
                            (Name of Subject Company)

                            JDF AND ASSOCIATES, LLC
               PREVIOUSLY OWNED PARTNERSHIPS INCOME FUND II, L.P.;
                           SPECIFIED INCOME FUND, L.P.
                     MACKENZIE PATTERSON SPECIAL FUND, L.P.
              MACKENZIE FUND VI, A CALIFORNIA LIMITED PARTNERSHIP;
                       STEVEN GOLD; MORAGA GOLD, LLC;
                                 C.E. PATTERSON
                                J. DAVID FRANTZ

                                    (Bidders)

                      UNITS OF LIMITED PARTNERSHIP INTEREST
                         (Title of Class of Securities)

                                      NONE
                      (CUSIP Number of Class of Securities)
                             -----------------------

                                             Copy to:
C.E. Patterson                               Paul J. Derenthal, Esq.
MacKenzie Patterson, Inc.                    Derenthal & Dannhauser
1640 School Street, Suite 100                455 Market Street, Suite 1600
Moraga, California  94556                    San Francisco, California  94105
(510) 631-9100                               (415) 243-8070

                     (Name, Address and Telephone Number of
                    Person Authorized to Receive Notices and
                       Communications on Behalf of Bidder)

     This Amendment No. 4 is the final amendment to the Schedule and is filed to report the termination and results of the Offer described in the Schedule. The Offer terminated as of October 15, 1997. The Offer resulted in the tender by Unitholders and acceptance for payment by the Purchasers of a total of 1,882 Units. The Purchasers, together with affiliates of certain of the Purchasers, are now the beneficial owners of a total of 2,489 Units or approximately 13.4% of the outstanding Units.

                                   SIGNATURES

             After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:       October 31, 1997


JDF & ASSOCIATES, LLC

             By:     /s/ J. David Frantz
                     J. David Frantz, General Manager

PREVIOUSLY OWNED PARTNERSHIPS INCOME FUND II, L.P.;

By MacKenzie Patterson, Inc., General Partner

             By:     /s/ Victoriaan Tacheira
                     Victoriaann Tacheira, Senior Vice President

SPECIFIED INCOME FUND, L.P.

By MacKenzie Patterson, Inc., General Partner

             By:     /s/ Victoriaann Tacheira
                     Victoriaann Tacheira, Senior Vice President

MACKENZIE PATTERSON SPECIAL FUND, L.P.

By MacKenzie Patterson, Inc., General Partner

             By:     /s/ Victoriaann Tacheira
                     Victoriaann Tacheira, Senior Vice President

MACKENZIE FUND VI, a California Limited Partnership

By MacKenzie L.P., a California Limited Partnership, General Partner

By MacKenzie Securities Partners, Inc., General Partner

              By:    /s/Victoriaann Tacheira
                     Victoriaann Tacheira, Vice President

/s/ Steven Gold
STEVEN GOLD


MORAGA GOLD, LLC

By Moraga Partners, Inc., Managing Member

             By:     /s/ C. E. Patterson
                     C.E. Patterson, President


/s/ C. E. Patterson
C.E. PATTERSON

/s/ J. David Frantz
J. DAVID FRANTZ




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